1075880

2-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

02012177

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **February, 2002**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐
No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **27 February, 2002** By [signature]

*Print the name and title under the signature of the signing officer.

Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX & MEDIA RELEASE **27 FEBRUARY 2002**

NOVOGEN RETAINS CASH AND REDUCES LOSS TO DRIVE NOVEL DRUG DEVELOPMENT

Prudent management of OTC promotional spending and other costs has resulted in pharmaceutical company Novogen Limited, reducing its loss by 42 per cent for the six months to 31 December 2001.

The net loss for the half year was $7.2 million, compared with $12.3 million for the six months to 31 December 2000. This follows a 23 per cent reduction in costs to $9.4 million in the preceding six months to 30 June 2001

As a result, Novogen had $25.6 million in cash reserves at the end of the half year, having reduced its cash burn in the six months to $5.5 million compared with $13.6 million for the six months to 31 December 2000.

Novogen's Managing Director, Mr Christopher Naughton, said the ongoing and accelerating success of the Company's ethical pharmaceutical clinical development program was the key value driver going forward.

"Since receiving expedited clearance from the US Food and Drug Administration, in the second half of 2001, our lead anti-cancer compound phenoxodiol is now well advanced into Phase I/II clinical trialing at the Cleveland Clinic, a leading US cancer treatment centre, and at major Australian teaching hospitals," Mr Naughton said.

"It is important to maintain the impetus with phenoxodiol, as well as ensure that Novogen retains the resources to continue to develop the growing number of other promising novel compounds in its drug pipeline. This is being achieved in a variable economic climate not as favourable as one year ago," Mr Naughton added.

During the half year, Novogen also announced the commencement of human clinical trials in Queensland of NV-07α, a novel synthetic skin cream for the repair and protection of sun damaged skin.

Revenues for the half year were $13.4 million, compared with $15.5 million for the half year ended 31 December 2001.

Sales of $10.2 million came from the Company's OTC products, *Promensil™*, for menopausal women, *Rimostil™*, for post-menopausal women and *Trinovin™*, for prostate health.

Directors said a dip in sales occurred mainly in the US, where economic activity slowed especially after the events of September 2001, and due to a reduction in advertising and marketing expenditure. However, key developing markets in Europe continued to grow in line with expectations.

During the half year, Novogen also received its first milestone royalty payment of $1.6 million, from its soy isoflavone licensing agreement with DuPont Protein Technologies Inc. The licence requires DuPont-PTI to make regular payments on sales of products covered by Novogen patents.

Novogen is a world leader in the field of phenolic drug research and development, phenoxodiol and NV-07α being amongst a number of novel compounds the Company has developed with the potential to treat major human degenerative diseases.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT) NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	:	**MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED, TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Novogen Limited

ABN	Half yearly (tick)	Preliminary final (tick)	Half year/~~financial year~~ ended ('current period')
37 063 259 754	✓		December 01

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	13%	to	13,438
~~Profit~~ (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	~~up~~/down	42%	to	(7,185)
~~Profit~~ (loss) from ordinary activities after tax attributable to members (*item 1.23*)	~~up~~/down	42%	to	(7,201)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			NIL
Net ~~profit~~ (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	42%	to	(7,201)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL	NIL
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL	NIL

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	13,438	15,479
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(20,439)	(27,625)
1.3	Borrowing costs	(160)	(168)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(7,161)	(12,314)
1.6	Income tax on ordinary activities *(see note 4)*	(40)	(14)
1.7	**Profit (loss) from ordinary activities after tax**	(7,201)	(12,328)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	(7,201)	(12,328)
	Total Revenues, Expenses and Valuation adjustments attributable to members of Novogen Limited and recognised directly in Equity	-	-
	Total changes in equity other than those resulting from transactions with owners as owners	(7,201)	(12,328)
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	(7,201)	(12,328)

+ See chapter 19 for defined terms.

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(69,316)	(47,552)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(7,201)	(12,328)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	(76,517)	(59,880)

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(7,185)	(12,312)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(7,185)	(12,312)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(7,201)	(12,328)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(7,201)	(12,328)

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue from Sale of Goods	10,243	14,031
	Interest Received	672	647
	Grants Received	565	703
	Royalties Received	1,817	-
	Sundry Revenue	141	98
	Total Revenue	**13,438**	**15,479**
	Cost of Goods Sold	3,581	3,034
	Depreciation	527	663
	Amortisation	409	459
	Bad and Doubtful debts	66	1
	Decrement in value of inventories	(110)	317
	Provision for Employee Entitlements	48	24
	Research and Development Costs *	3,143	4,223
	Salary Expense	2,821	2,897
	Rental Expense relating to Operating Lease	348	371
	Advertising and Promotion	4,737	11,294
	Other Administration & Marketing Costs	4,869	4,342
	Total Expenses	**20,439**	**27,625**

* Representing net research and development expenditure after deducting depreciation, amortisation, salary expenses and rental costs relating to operating leases.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	16	-	-	16
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	16	-	-	16
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	25,595	31,129	15,171
4.2	Receivables	5,890	5,118	6,181
4.3	Investments	-	-	-
4.4	Inventories	7,630	7,516	7,300
4.5	Other (provide details if material)	373	1,155	-
4.6	**Total current assets**	**39,488**	**44,918**	**28,652**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	2,439	4,740	9,582
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	10,481	11,291	12,197
4.14	Intangibles (net)	241	257	272
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**13,161**	**16,288**	**22,051**
4.17	**Total assets**	**52,649**	**61,206**	**50,703**
	Current liabilities			
4.18	Payables	4,302	5,148	6,208
4.19	Interest bearing liabilities	1,037	1,364	1,567
4.20	Provisions	280	292	300

+ See chapter 19 for defined terms.

4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**5,619**	**6,804**	**8,075**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	2,143	2,375	2,105
4.25	Provisions	182	121	95
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**2,325**	**2,496**	**2,200**
4.28	**Total liabilities**	**7,944**	**9,300**	**10,275**
4.29	**Net assets**	**44,705**	**51,906**	**40,428**

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	121,222	121,222	100,308
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(76,517)	(69,316)	(59,880)
4.33	**Equity attributable to members of the parent entity**	**44,705**	**51,906**	**40,428**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**44,705**	**51,906**	**40,428**

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	11,168	14,007
7.2	Payments to suppliers and employees	(16,908)	(27,553)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	573	556
7.6	Interest and other costs of finance paid	(164)	(180)
7.7	Income taxes paid	(40)	(16)
7.8	Other (provide details if material)	565	703
7.9	**Net operating cash flows**	**(4,806)**	**(12,483)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(107)	(748)
7.11	Proceeds from sale of property, plant and equipment	-	147
7.12	Payment for purchases of equity investments	-	-

+ See chapter 19 for defined terms.

7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(107)**	**(601)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	31
7.19	Proceeds from borrowings	-	177
7.20	Repayment of borrowings	(559)	(696)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**(559)**	**(488)**
7.24	**Net increase (decrease) in cash held**	**(5,472)**	**(13,572)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	31,129	28,820
7.26	Exchange rate adjustments to item 7.25.	(62)	(77)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**25,595**	**15,171**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	633	808
8.2	Deposits at call	24,962	14,363
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**25,595**	**15,171**

+ See chapter 19 for defined terms.

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(53.3)	(79.6)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(16.1)	(30.5)

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	(7.6)	(14.5)
	(b) Diluted EPS (if materially different from (a))		
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	95,069,775	84,857,332

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$0.468	$0.473

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	672	647
12.2	Interest revenue included in item 12.1 but not yet received (if material)	99	91
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-

+ See chapter 19 for defined terms.

12.5	Depreciation and amortisation (excluding amortisation of intangibles)	920	1,106
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$-

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$-

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$-

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Attached

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	-¢	-¢	-¢

+ See chapter 19 for defined terms.

15.5	Previous year	-¢	-¢	-¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	-¢	-¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	-¢	-¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

NIL

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.2 Total				
17.3 Other material interests				

+ See chapter 19 for defined terms.

17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	95,069,775	95,069,775		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	NIL	NIL		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
	Unlisted	50,000		$1.47	1/6/02
	Unlisted	81,886		$1.47	26/3/02
	Unlisted	138,100		$1.98	23/1/02
	Unlisted	136,097		$2.23	25/3/03
	Unlisted	700,000		$2.91	24/9/03
	Unlisted	179,404		$2.84	26/3/04
	Unlisted	104,734		$2.00	22/12/03
	Unlisted	20,000		$2.946	23/6/04
	Unlisted	85,000		$2.7725	23/6/04
	Unlisted	189,420		$4.00	13/3/05
	Unlisted	50,180		$3.5819	20/7/05
	Unlisted	203,092		$4.00	30/11/05
	Unlisted	9,384		$4.01	27/10/05
	Unlisted	101,950		$2.05	13/7/06
	Unlisted	657,028		$1.53	10/8/06

18.8	Issued during current period				
	Unlisted	101,950		$2.05	13/7/06
	Unlisted	695,528		$1.53	10/8/06
18.9	Exercised during current period	NIL			
18.10	Expired during current period				
	Unlisted	14,427		$2.84	26/3/04
	Unlisted	20,976		$4.00	13/3/05
	Unlisted	42,376		$4.00	30/11/05
	Unlisted	38,500		$1.53	10/8/06
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

NIL

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NIL

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

NIL

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

This document does not have all the accounting policy notes that are included in the June full year accounts. Accounting policies have remained unchanged since 30 June 2001.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/~~will follow immediately they are available*~~ *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have*~~ *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 22 FEBRUARY 2002
(~~Director~~/Company Secretary)

Print name: RONALD LEA ERRATT

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

SEGMENT INFORMATION

	Australia/NZ		North America		Europe		Elimination		Consolidation	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Geographical Segments										
Sales to customers outside the economic entity	2,390	2,923	6,457	10,057	1,396	1,051	-	-	10,243	14,031
Inter-segment sales	2,534	7,592	143	164	-	-	(2,677)	(7,756)	-	-
Other revenue	2,882	1,235	-	-	-	-	(359)	(434)	2,523	801
Total revenue	7,806	11,750	6,600	10,221	1,396	1,051	(3,036)	(8,190)	12,766	14,832
Segment result	(4,144)	(931)	(4,668)	(9,568)	(1,157)	(1,016)	2,300	(1,266)	(7,669)	(12,781)
Segment assets	123,152	108,085	9,439	13,632	1,687	1,109	(81,629)	(72,123)	52,649	50,703